SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

MANAKOA SERVICES CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

561721101 (CUSIP Number)

June 2005

(Date of Event Which Requires Filing of this Schedule)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 561721101	13G	Page 2 of 5

1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO:

UTEK Corporation 59-3603677
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Citizenship or Place of Organization

DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power

7,647,561
(6) Shared Voting Power

0
(7) Sole Dispositive Power

7,647,561
(8) Shared Dispositive Power

0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

7,647,561
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11)	Percent of Class Represented by Amount in Row (9)

17.2%[1]
12)	Type of Reporting Person (See Instructions)

CO

[1]	Based on the number of outstanding shares of common stock of Manakoa Services Corporation disclosed in Manakoa Service Corporation’s Form 10-KSB/A for year ended December 31, 2005, and held by UTEK Corporation as of December 31, 2005.

CUSIP NO. 561721101	13G	Page 3 of 5

Item 1	(a).	Name of Issuer:

MANAKOA SERVICES CORPORATION

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

7203 W. Deschutes Avenue Suite B Kennewick, WA 99336

Item 2	(a).	Name of Person Filing:

UTEK Corporation

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

2109 Palm Avenue Tampa, FL 33605

Item 2	(c).	Citizenship:

DELAWARE

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

561721101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 561721101	13G	Page 4 of 5

Item 4.	Ownership:

With respect to the beneficial ownership of shares of common stock of Manakoa Services Corporation by UTEK Corporation, see Items 5 through 8 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 561721101	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2006

UTEK CORPORATION

/s/ Carole R. Wright
Carole R. Wright
Chief Financial Officer